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Jake Maddux, the manager of the Issuer, presents the philosophy behind The Brewer's Table and provides a high level overview of the Issuer's unique brewing process. The video also shows the restaurant space as well as the architectural renderings while Jake describes the restaurant space and the food and beverage menu that would be offered.